UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*


                                 NARA BANCORP INC
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                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
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                          (Title of Class of Securities)

                                   63080P105
                                ----------------
                                 (CUSIP Number)

                                December 31, 2010
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/      Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 63080P105
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1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Westwood Management Corp.

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2.     Check the appropriate box if a member of a group (see instructions)
          (a)
          (b)

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3.     SEC use only

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4.     Citizenship or place of organization:  USA

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Number of                5.  Sole voting power:  1,565,752
Shares                   --------------------------------------------------
beneficially             6.  Shared voting power: 55,334
owned by                 --------------------------------------------------
each reporting           7.  Sole dispositive power: 1,820,424
person with:             --------------------------------------------------
                         8.  Shared dispositive power: 98,500

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9.     Aggregate amount beneficially owned by each reporting person: 1,918,924

10. Check box if the aggregate amount in Row (9) excludes certain shares. [ ]

11.    Percent of class represented by amount in Row (9): 5.05%

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12.    Type of reporting person (see instructions): IA

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ITEM 1.

          (a)  Name of Issuer:

                    NARA BANCORP INC

          (b)  Address of Issuer's Principal Executive Offices:

                    3731 Wilshire Blvd, Suite 1000
                    Los Angeles, CA  90010

ITEM 2.

          (a)  Name of Person Filing:

                    Westwood Management Corp.

          (b)  Address of Principal Business Office or, if none, Residence:

                    200 Crescent Court, Suite 1200
                    Dallas, Texas 75201

          (c)  Citizenship:

                    USA

          (d)  Title of Class of Securities:

                    Common Stock, par value $0.001 per share

          (e)  CUSIP Number:

                    63080P105

ITEM 3. If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)/ / Broker or delaer registered under Section 15 of the Act
             (15 U.S.C. 78o).
     (b)/ / Bank as defined in section 3(a)(6) of the Act(15 U.S.C. 78c).
     (c)/ / Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).
     (d)/ / Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C. 80a-8).
     (e)/x/ An investment adviser in accordance with &240.13d-1(b)(1)(ii)(E);
     (f)/ / An employee benefit plan or endowment fund in accordance with &240.13d-1(b)(1)(ii)(F);
     (g)/ / A parent holding company or control person in accordance with &240.13d-1(b)(1)(ii)(G);
     (h)/ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act(12 U.S.C. 1813);
     (i)/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act
             (15 U.S.C. 80a-3);
     (j)/ / Group, in accordance with &240.13d-1(b)(1)(ii)(J).


ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned:  1,918,924

   (b) Percent of class:  5.05%

   (c) Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote: 1,565,752

     (ii)  Shared power to vote or to direct the vote: 55,334

     (iii) Sole power to dispose or to direct the disposition of: 1,820,424

     (iv)  Shared power to dispose or to direct the disposition of: 98,500

ITEM 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

               Not applicable.

ITEM 9.  Notice of Dissolution of Group.

               Not applicable.

ITEM 10. Certification.

               Not applicable.


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2011
                                        ----------------------
                                        Date

                                        /s/ William R. Hardcastle, Jr.
                                        -------------------------------
                                        Signature

                                        William R. Hardcastle, Jr.,
                                        Chief Financial Officer